AMERICAN INTERNATIONAL INDUSTRIES, INC.
(OTCBB: "AMIN")
601 Cien St., Suite 235, Kemah, Texas 77565
Tel: (281) 334-9479 Fax: (281) 334 9508
Email: amin@americanii.com
www.americanii.com

October 20, 2005

U. S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Ms. Marie Trimeloni
Mail Stop 7010

RE: American International Industries, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the periods ended March 31, 2005 and June 30, 2005
File No. 0-25223

Dear Ms. Marie Trimeloni:

This letter is in response to the staff’s letter to American International Industries, Inc. dated September 26, 2005. For the convenience of the staff, we have set forth below each of the staff’s numbered comments followed by our numbered response to each comment. We will also submit via EDGAR the amended Form 10-KSB for 2004 and the Form 10-QSB for the first quarter of 2005 in response to the staff’s letter.

General

Comment 1.

Please provide to us the acknowledgements that we requested at the end of our July 14, 2005 letter. Specifically, we requested that you provide, in writing, a statement acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 1.

American International Industries, Inc., hereby acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Description of Business

Brenham Oil & Gas

Comment 2.

In light of your responses to comments 1 and 18 regarding your oil, gas and mineral royalty interest, please add appropriate clarifying disclosure to indicate that the royalty interest is carried on your books at $0 and that you have not received any income from your royalty interest.

Response 2.

In response to this comment, we have filed the amended Form 10-KSB to disclose in Note 17, Segment Information. as follows: "The oil, gas and mineral royalty interest is carried on the Company’s books at $0, and the Company has not received any income from the royalty interest in 2004 and 2003. The oil and gas segment is related to Delta Seaboard Well Services, Inc. which provides a broad range of supplies and services that are used by oil and gas companies". In addition, we expanded disclosure under "Description of Business", subheading "Brenham Oil & Gas" to reflect the above

Management's Discussion and Analysis

General and Results of Operations

Comment 3.

We note your response to comment 2, however, you have not addressed why, in accordance with SFAS 144, you have not presented the operations related to this component of your business within discontinued operations. In this regard, we note that paragraph 37 of SFAS 144 requires that when a component of an entity either has been disposed of or is classified as held for sale, the income statement of the business enterprise for current and prior periods must report the results of operations of the component, including any gain or loss recognized in discontinued operations. In this regard, we also note that your remaining real estate property is classified as held for sale. Therefore, please restate your financial statements for fiscal 2004 to report your real estate operations discontinued operations and revise your Management’s Discussion and Analysis to reflect such restatement.

Response 3.

In response to this comment, the amended Form 10-KSB discloses in a new 5th paragraph under Management’s Discussion and Analysis that the Company’s real estate investment policy has been historically to invest in real estate opportunities as they are made available to the Company. The Company believes that it shall be actively involved in the real estate business in the future. The property listed on the balance sheet as "real estate held for resale" has been renamed "real estate acquired for resale". Because the Company continues to be involved in the acquisition of real estate, including the recent acquisition of 11.6 acres of real estate including a 103,000 square foot manufacturing facility for a subsidiary, the Company’s real estate business is not considered a discontinued business operation.

Comment 4.

We note your response to prior comment 6, however, we do not understand how the minor revisions you made in Note 5 addresses our concerns regarding the appropriateness of recognizing the sale of this real estate within revenues and cost of goods sold. In light of our above comment, these concerns may be mitigated by presenting your real estate operations within discontinued operations. However, if you continue to believe that discontinued operations presentation is not appropriate for your real estate operations and you provide to us sufficient information in response to the above comment to address the appropriateness of your current presentation, we have the following additional comments.

- Expand your business section to address the nature of your real estate operations. In this regard, it is unclear to us whether you are in the real estate business or whether you have simply acquired real estate assets as part of other business transactions. We note that your current disclosure merely discusses several transactions you entered into over the past several years.

- Tell us why it is appropriate to record the sale of your real estate property as revenues and cost of goods sold rather than net as a gain or loss. Clarify why you believe the guidance set forth in SFAS 66 is the appropriate literature rather than the guidance set forth in SFAS 144. In this regard, it is unclear to us whether the real estate property is "inventory" of your real estate operations or simply assets held for sale. Clarify the exact nature of your business operations so that we may assess the appropriateness of your accounting.

Response 4.

In response to this comment, the amended Form 10-KSB provides a reclassification in the statement of operations. We have reclassified our statement of operations to reclassify revenue and cost of goods sold to one line item entitled gain on the sale of real estate held for resale. (See the revised Statement of Operations.)

Results of Operations

Comment 5.

We note your response to comment 5. Your revised disclosures do not appear to address our prior comment. Please expand your discussion under Results of Operations to disclose the extent to which changes in revenues are attributable to changes in volumes of product sold and changes to prices charged to customers.

Response 5.

In response to this comment, the amended Form 10-KSB contains expanded disclosure under Results of Operations of NPI to read as follows: During the 2004 fiscal year NPI generated revenues of $7,735,277 compared to $6,361,776 during the prior year, representing an increase of 22% or by $1,373,501. The revenue increase was principally due to increased volumes from customers at year end. The increase volume enabled NPI to negotiate lower costs per unit which was reflected in NPI's cost of goods increasing only 15% over the same period.

Item 8A. Controls and Procedures

Comment 6.

We note the changes made in response to our comment 8. Please correct the date noted in the section entitled "Evaluation of disclosure controls and procedures."

Response 6.

In response to this comment, the amended Form 10-KSB corrected the date to 2004 in the section entitled Evaluation of Disclosure Controls and Procedures.

Financial Statements

Statement of Cash Flows

Comment 7.

We note the substantive revisions you made to your 2004 Statement of Cash Flows as a result of or prior comments 12, 13 and 14 and have the following additional comments.

Provide disclosure as required by paragraph 37 of APB 20 to address the corrections you made to your 2004 Statement of Cash Flows and label your 2004 Statement of Cash Flows as restated.

- Please request that your auditors provide an explanatory paragraph in their Report of Independent Registered Public Accounting Firm as required by AU Section 420.13.

- It is unclear to us whether it is appropriate to record the $3,402,916 notes receivable for real estate sale within your Cash Flows from investing activities. Clarify for us why this is not included as a non-cash transaction reflected within your supplemental schedule of non-cash transactions.

- Reconcile supplementally the $1,486,955 decrease in your balance sheet line item Accounts payable and accrued expenses from 2003 to 2004 to your $946,609 use of cash in 2004 related to your Accounts payable and accrued expenses. Revise your statement of cash flows or discussion of non-cash transactions as necessary.

- Reconcile supplementally your changes in your debt balance sheet line items to your cash flows from financing activities. Revise your statement of cash flows and/or your supplemental schedule of non-cash transactions as necessary.

Response 7.

We agree with the staff’s position. Our filings will be amended to

The Statements of Cash Flows have been restated and an appropriate additional paragraph had been added to the auditors' report.

Statements of Operations

Comment 8.

We note the earnings per share footnote added in response to our comment 10, however the weighted average common shares for the 2003 diluted shares on the statement of operations does not agree to Note 12. Since all of the potentially dilutive securities were anti-dilutive, the weighted average shares would be the same for both basic and dilutive earning per share calculations. In this regard, please revise the 2003 weighted average diluted common shares on the statement of operations to be consistent with your Note 12.

Respone 8.

We agree with the staff’s position. Our filings will be amended to revise the 2003 weighted average diluted common shares on the statement of operations to change diluted from 2315744 to 2132646.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

Comment 9.

We note the changes made in response to our comment 17. Please include the explanation regarding your revenue recognition that you added to the first paragraph in "Results of Operations" to your revenue recognition policy in Note 1.

Response 9.

We agree with the staff’s position. Our filings will be amended to revise the explanation regarding revenue recognition added to the first paragraph in "Results of Operations" to the revenue recognition policy in Note 1. Furthermore, we have three reporting segments; industrial/commercial; oil and gas; and corporate. Our subsidiary Delta receives purchase orders for all of its service work and related pipe sales. All sales are recorded when the work is completed or when the pipe is sold. NPI has purchase orders for all of its sales of which may of the items are requested to be container shipped and shipped directly to the end users. All sales are recorded when the items are shipped.

Note 2 - Acquisitions and Divestitures

Har-Whit's/Pitt’s & Spitt's

Comment 10.

With respect to the $499,200 note you received in 2003, please confirm that all payments have been received on a timely basis. Also, clarify why it was appropriate to recognize a gain on the machinery and equipment and trademark given the significant balloon payment on the notes receivable in 2007. Finally, tell us where the note is recorded in your financial statements.

Response 10.

Payments have been received on a timely basis. It was appropriate to recognize a gain on the machinery and equipment and trademark given the significant balloon payment on the notes receivable in 2007 due to the credit worthiness of the buyer. The note is recorded on the balance sheet in the line item notes receivable and the following is reference in the notes to consolidated financial statements, footnote 7 in the Long-term Notes Receivable:

Sales of real estate	$3,401,916	0
Sale of machinery and equipment	479,200	499,200
Sale of former subsidiary, Marald, Inc.	243,331	265,666
Sale of former subsidiary, Marald, Inc.	200,000	200,000
Net long-term notes receivable	$4,324,447	$964,866

Note 3 - Investment Securities and Note 5 – Real Estate Transactions

Comment 11.

We note your response to prior comment 22. You continue to refer to Orion Health Corp., Inc. in Note 3 and SRG in note 5. It was our understanding that Orion Health Corp., Inc. and SRG were the same entity. If so, as previously requested, please consistently refer to this entity throughout your filing.

Response 11.

We agree with the staff’s position. Our filings will be amended to consistently refer to this entity throughout the 10KSB and 10QSB. Additionally, footnotes 3 and 5 will be amended consistently refer to this entity as Orion/SRG.

Note 14. Related Party Transactions

Comment 12.

We note your response to our comment 9. However, Note 14 appears to be the same as your prior Note 12 except in a different format. In this regard, please provide a note (or expand Note 14) to summarize the transactions that resulted in charges in your accounts receivable and loans payable to your related party amounts and address the disclosure requirements of SFAS 57, paragraph 2. In other words, describe the transactions that resulted in the changes to the line items accounts receivable from related parties and short-term loans to related parties on your balance sheet.

Response 12.

We agree with the staff’s position. Our filings will be amended to expand Note 14 to summarize the transactions that resulted in charges in your accounts receivable and loans payable to related party amounts and address the disclosure requirements of SFAS 57, paragraph 2. The transactions that resulted in the changes to the line items accounts receivable from related parties and short-term loans to related parties on the balance sheet are further explained in …

Note 15 – Segment Information

Comment 13.

We note your response to prior comment 18. Revise your discussion of your oil and gas segment to clarify that this segment is related to Delta Seaboard Well Services, Inc. which provides a broad range of supplies and services that are used by oil and gas companies. Your current disclosure implies that your oil and gas segment derives its revenue from your oil, gas and mineral interest in Texas.

Response 13.

We agree with the staff’s position. Our filings will be amended to revise the discussion in Note 17 of the oil and gas segment to clarify that this segment is related to Delta Seaboard Well Services, Inc. which provides a broad range of supplies and services that are used by oil and gas companies. Specifically, note 17 states "The oil and gas segment owns an oil, gas and mineral royalty interest in Washington County, Texas. The oil, gas and mineral royalty interest is carried on the Company’s books at $0, and the Company has not received any income form the royalty interest in 2004 and 2003. The oil and gas segment is related to Delta Seaboard Well Services, Inc., which provides a broad range of supplies and services that are used by oil and gas companies.

FORM 10-QSB FOR THE PERIODS ENDED MARCH 31, 2005 AND JUNE 30, 2005

General

Comment 14.

Please address the comments above in your interim filings as well.

Response 14.

Our interim filings will be amended to include all changes made in the amended Form 10-KSB.

It is our intention to include all of these changes in an amended 10-KSB and our subsequent filings. If you have any additional comments, please contact me directly at (936) 522-6181 or by fax.

Sincerely,

Gary D. Woerz

Chief Financial Officer

Enclosures